UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Venus Concept, Inc.
(Name of Issuer)
Preferred Stock, par value $0.0001 per share
(Title of Class of Securities)

92332W 105
(CUSIP Number)
R. Scott Barry EW Healthcare Partners L.P. 21 Waterway Avenue, Suite 225 The Woodlands, Texas 77380 (281) 364-1555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 18, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	92332W 105	Page 2 of 15 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
EW Healthcare Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[ ]
(b)	[X]
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,667,742(1)
8	SHARED VOTING POWER
-0-
9	SOLE DISPOSITIVE POWER
12,667,742(1)
10	SHARED DISPOSITIVE POWER
-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,667,742(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.03%
14	TYPE OF REPORTING PERSON
PN

(1) See Item 5.

CUSIP No.	92332W 105	Page 2 of 15 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
EW Healthcare Partners-A L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[ ]
(b)	[X]
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
509,233 (1)
8	SHARED VOTING POWER
-0-
9	SOLE DISPOSITIVE POWER
509,233 (1)
10	SHARED DISPOSITIVE POWER
-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
509,233 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.29%
14	TYPE OF REPORTING PERSON
PN

(1) See Item 5.

CUSIP No.	92332W 105	Page 2 of 15 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Essex Woodlands Fund IX-GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[ ]
(b)	[X]
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,176,975(1)
8	SHARED VOTING POWER
-0-
9	SOLE DISPOSITIVE POWER
13,176,975(1)
10	SHARED DISPOSITIVE POWER
-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,176,975(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.31%
14	TYPE OF REPORTING PERSON
OO

(1) See Item 5.

CUSIP No.	92332W 105	Page 5 of 15 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Essex Woodlands IX, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[ ]
(b)	[X]
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,176,975(1)
8	SHARED VOTING POWER
-0-
9	SOLE DISPOSITIVE POWER
13,176,975(1)
10	SHARED DISPOSITIVE POWER
-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,176,975(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.31%
14	TYPE OF REPORTING PERSON
OO

(1) See Item 5.

CUSIP No.	92332W 105	Page 6 of 15 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Martin P. Sutter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[ ]
(b)	[X]
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
8	SHARED VOTING POWER
13,176,975(1)
9	SOLE DISPOSITIVE POWER
-0-
10	SHARED DISPOSITIVE POWER
13,176,975(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,176,975(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.31%
14	TYPE OF REPORTING PERSON
IN

(1) See Item 5.

CUSIP No.	92332W 105	Page 7 of 15 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
R. Scott Barry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[ ]
(b)	[X]
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
8	SHARED VOTING POWER
13,176,975(1)
9	SOLE DISPOSITIVE POWER
-0-
10	SHARED DISPOSITIVE POWER
13,176,975(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,176,975(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.31%
14	TYPE OF REPORTING PERSON
IN

(1) See Item 5.

CUSIP No.	92332W 105	Page 8 of 15 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Ronald Eastman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[ ]
(b)	[X]
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
8	SHARED VOTING POWER
13,176,975(1)
9	SOLE DISPOSITIVE POWER
-0-
10	SHARED DISPOSITIVE POWER
13,176,975(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,176,975(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.31%
14	TYPE OF REPORTING PERSON
IN

(1) See Item 5.

CUSIP No.	92332W 105	Page 9 of 15 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Petri Vainio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[ ]
(b)	[X]
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
8	SHARED VOTING POWER
13,176,975(1)
9	SOLE DISPOSITIVE POWER
-0-
10	SHARED DISPOSITIVE POWER
13,176,975(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,176,975(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.31%
14	TYPE OF REPORTING PERSON
IN

(1) See Item 5.

CUSIP No.	92332W 105	Page 10 of 15 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Steve Wiggins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[ ]
(b)	[X]
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
8	SHARED VOTING POWER
13,176,975(1)
9	SOLE DISPOSITIVE POWER
-0-
10	SHARED DISPOSITIVE POWER
13,176,975(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,176,975(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.31%
14	TYPE OF REPORTING PERSON
IN

(1) See Item 5.

SCHEDULE 13D

Item 1.  Security and Issuer.

(a)	Name of Issuer: Venus Concept, Inc.
(b)	Address of Issuer’s Principal Executive Offices:

235 Yorkland Blvd, Suite 900

Toronto, ON M2J 4Y8

(c)	Title and Class of Securities: Preferred Stock
(d)	CUSIP Number: 92332W 105

Item 2.  Identity and Background.

(a)

This Amendment No. 1 to Schedule 13D is being filed jointly by EW Healthcare Partners L.P., a Delaware limited partnership (“EWHP”), EW Healthcare Partners-A L.P., a Delaware limited partnership (“EWHP-A”), Essex Woodlands Fund IX-GP, L.P., a Delaware limited partnership (“Essex IX Fund GP”), Essex Woodlands IX, LLC, a Delaware limited liability company (“Essex IX General Partner”), Martin P. Sutter, an individual, R. Scott Barry, an individual, Ronald Eastman, an individual, Petri Vainio, an individual and Steve Wiggins, an individual (each a “Manager”, collectively, the “Managers”, and together with the EWHP, EWHP-A, Essex IX Fund GP and the Essex IX General Partner, the “Reporting Persons”).

(b)	Address of Principal Business Office: The address of the principal business of each of the Reporting Persons is 21 Waterway Avenue, Suite 225, The Woodlands, Texas 77380.
(c)

The Principal business of EWHP and EWHP-A is growth capital investments. The principal business of Essex IX Fund GP is to act as the general partner of EWHP and EWHP-A. The principal business of Essex IX General Partner is to act as the general partner of Essex IX Fund GP. The principal business of the Managers is to direct the activities of Essex IX General Partner.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Citizenship:  (i) EW Healthcare Partners L.P. is a Delaware limited partnership; (ii) EW Healthcare Partners-A L.P. is a Delaware limited partnership; (iii) Essex Woodlands Fund IX-GP, L.P. is a Delaware limited partnership; (iv) Essex Woodlands IX, LLC is a Delaware limited liability company; (v) Martin P. Sutter, R. Scott Barry, Ronald Eastman, Petri Vainio and Steve Wiggins are all individuals who are citizens of the United States.

Item 3.  Source or Amount of Funds or Other Consideration.

Pursuant to a Securities Purchase Agreement dated March 18, 2020 by and among Venus Concept, Inc., a Delaware corporation (the “Company”) and certain investors, including EWHP and EWHP-A (the “Securities Purchase Agreement”), EWHP and EWHP-A (each an “EWHP Investor,” and collectively, the “EWHP Investors”), purchased 519,114.70 and 20,885.30 preferred units (the “Preferred Units”), respectively, issued and sold by the Company at an aggregate purchase price of $12,977,867.50 and $522,132.50 (the “Purchase Price”), respectively. Each Preferred Unit consists of a share of Preferred Stock, par value $0.0001 per share (the “Preferred Stock”) of the Company together with a warrant to purchase 0.75 share of Common Stock (the “Financing”). Each share of Preferred Stock will convert into ten shares of Common Stock, par value $0.0001 per share (the “Common Stock”), upon stockholder approval of the Financing, thereby making the per Unit price on a Common Stock basis (following conversion of the Preferred Stock) equal to $2.50 per Unit. The warrants have a five-year term, are exercisable at a purchase price of $3.50 per share (the “Warrants”) and will be exercisable 181 days after their issuance date. The Preferred Stock has no voting rights other than as required by law.

The Securities sold and issued in the Financing have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (the “SEC”) or an applicable exemption from the registration requirements.

Registration Rights Agreement

In connection with the Financing, the EWHP Investors entered into a Registration Rights Agreement with the Company (the “Registration Rights Agreement”), effective as of the closing of the Financing. Pursuant to the Registration Rights Agreement, the Company is required to register the shares of Common Stock held by EWHP Investors and those that may be acquired upon exercise of the Warrants for resale on a registration statement filed with the SEC within ninety (90) days following the closing. The Registration Rights Agreement contains customary terms and conditions for a transaction of this type.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the Securities (as defined below) solely for the purpose of investment. The Reporting Persons may make additional purchases of the Company’s securities either in the open market or in private transactions depending on the Company’s business, prospects and financial condition, the market for the Company’s securities, general economic conditions, money and stock market conditions and other future developments.

Except as described in this Amendment No. 1 to Schedule 13D, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Issuer and, depending upon one or more of the factors referred to above, may in the future propose that the Issuer take one or more such actions.

Item 5.  Interest in Securities of the Issuer

TOTAL OUTSTANDING SHARES.  According to the registration statement on Form S-3 filed by the Company on January 31, 2020, the number of shares of the Company’s Common Stock outstanding on such date was 29,894,285 shares. For purposes of calculating the total outstanding shares on the date of filing of this Amendment No. 1 to Schedule 13D, the Reporting Persons have included (i) the shares of Common Stock sold in the Financing, (ii) the shares of Common Stock which are issuable upon conversion of the Preferred Stock sold in the Financing, (iii) the shares issuable to the Reporting Persons upon exercise of those certain Warrants to Purchase Common Stock dated November 7, 2019 issued by the Company, and (iv) the additional shares exercisable within sixty days of the filing of this Amendment No. 1 following the date of the filing of the Form S-3 under an option issued to R. Scott Barry, a principal of the Reporting Persons and a member of the Company’s board of directors.

EWHP INVESTORS.  As of the date of filing of this Amendment No. 1 to Schedule 13D, EWHP and EWHP-A are the beneficial owners of 13,176,975 shares of the Company’s common stock (the “Securities”), which represents approximately 33.31% of the Common Stock outstanding, The Securities include (i) 11,937,578 shares held by EWHP, representing 6,746,431 common shares and 5,191,147 common shares convertible from the Preferred Stock, (ii) 480,278 shares held by EWHP-A, representing 271,425 common shares and 208,853 common shares convertible from the Preferred Stock, and (iii) 759,119 shares which are exercisable by EWHP within sixty days of the date of filing of this Amendment No. 1 to Form 13D consisting of 10,445 shares under an option agreement exercisable within 60 days of the date of filing this Amendment No. 1, and 748,674 shares under  warrants issued on November 7, 2019.  EWHP and EWHP-A have the sole voting and investment power with respect to their respective Securities.

ESSEX FUND IX GP. Essex Fund IX GP, the general partner of EWHP and EWHP-A, may also be deemed to have sole voting and investment power with respect to such Securities. Essex Fund IX GP disclaims beneficial ownership of such Securities except to the extent of its pecuniary interest therein.

ESSEX IX GENERAL PARTNER. Essex IX General Partner, the General Partner of Essex Fund IX GP, may also be deemed to have sole voting and investment power with respect to such Securities. The Essex IX General Partner disclaims beneficial ownership of such Securities except to the extent of its pecuniary interest therein.

THE MANAGERS. Under the operating agreement of the Essex IX General Partner, the Managers have the power by majority vote and through the Essex Fund IX GP to (i) cause EWHP and EWHP -A to buy and sell marketable securities of portfolio companies and (ii) direct the voting of such securities. As a result, the Managers may also be deemed to have shared dispositive power and voting power with respect to the Securities held by EWHP and EWHP -A. In addition, Mr. Barry is a member of the Company’s Board of Directors. The Managers disclaim beneficial ownership of such Securities except to the extent of their respective pecuniary interests therein.

None of the Reporting Persons has effected any transactions in the securities of the Company during the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

See response to Item 3.

Except for the agreements and instruments described in the response to Item 3, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be filed as Exhibits

Exhibit 1: Joint Filing Agreement, dated March 30, 2020.

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2020

EW HEALTHCARE PARTNERS L.P.		INDIVIDUALS:

By:	Essex Woodlands Fund IX-GP, L.P.,
Its General Partner
/s/ Martin P. Sutter
By:	Essex Woodlands IX, LLC,	Name:	Martin P. Sutter
Its General Partner

By:	/s/ R. Scott Barry
Name:	R. Scott Barry		/s/ R. Scott Barry
Title:	Manager	Name:	R. Scott Barry

EW HEALTHCARE PARTNERS-A L.P.			/s/ Ronald W. Eastman
		Name:	Ronald W. Eastman
By:	Essex Woodlands Fund IX-GP, L.P.,
Its General Partner

By:	Essex Woodlands IX, LLC,		/s/ Petri Vainio
	Its General Partner	Name:	Petri Vainio

By:	/s/ R. Scott Barry
Name:	R. Scott Barry		/s/ Steve Wiggins
Title:	Manager	Name:	Steve Wiggins

ESSEX WOODLANDS FUND IX-GP, L.P.

By:	Essex Woodlands IX, LLC,
Its General Partner

By:	/s/ R. Scott Barry
Name:	R. Scott Barry
Title:	Manager

ESSEX WOODLANDS IX, LLC

/s/ R. Scott Barry
Name:	R. Scott Barry
Title:	Manager